UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAT9 Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14875C106

(CUSIP Number)

Wenfa "Simon" Sun

Room 2001, Dading Century Square, No. 387 Tianren Road, Wuhou District

Chengdu, China 610000

86 028 85594777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wenfa “Simon” Sun

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

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3.	SEC Use Only

4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
79,000,000
8. SHARED VOTING POWER

9. SOLE DISPOSITIVE POWER
79,000,000
10. SHARED DISPOSITIVE POWER

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 77.3%
14.	Type of Reporting Person INDIVIDUAL

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A amendment #6 relates to the common stock, $0.0001 par value, of CAT9 Group Inc., (OTC: CATN), a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at Room 2001, Dading Century Square, No. 387 Tianren Road, Wuhou District, Chengdu, China 610000.

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ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Wenfa "Simon" Sun, (the “Reporting Person”) a citizen of the People's Republic of China, residing at Room 2001, Dading Century Square, No. 387 Tianren Road, Wuhou District, Chengdu, China 610000.

(a)	Wenfa "Simon" Sun
(b)	The business address of Mr. Sun is Room 2001, Dading Century Square, No. 387 Tianren Road, Wuhou District, Chengdu, China 610000.
(c)	Mr. Sun's principal occupation is acting as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.
(d)	Mr. Sun has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Mr. Sun has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Sun is a citizen of the People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 21, 2020, by way of a privately negotiated transaction, the Wenfa “Simon” Sun, the President, CEO and Chairman of the Issuer gifted 1,000,000 (one million) shares of restricted common stock from his personal holdings. A Form 4 disclosure was filed to reflect this event on Edgar on the same date.

For purposes of this Schedule 13D/A amendment no. 6, the new total number of shares reported as beneficially owned by the Reporting Person is now 79,000,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Sun holds the Issuer's securities for investment purposes and intends to continue to evaluate their respective investments in the securities. Mr. Sun intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to his shares of common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the filing date of the Schedule 13D/A amendment no. 4, Mr. Sun may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 79,000,000 shares of Common Stock, which represents approximately 77.3% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Mr. Sun by 102,166,400 shares (the number of outstanding shares of common stock of the Issuer as of the filing date of this Schedule 13D/A).
(b)	The responses of Mr. Sun to Items 7-11 of the cover page of this Schedule 13D/A are incorporated by reference.
(c)	Except as set forth or incorporated herein, Mr. Sun has not effectuated any other transactions in the shares of the Issuer during the past 60 days.
(d)	Not applicable
(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement (Gift) from Wenfa “Simon” Sun to Sichuan Pinshougou Enterprise Management Consulting Partnership.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2020

By:	/s/ Wenfa "Simon" Sun
Wenfa "Simon" Sun, President & CEO, Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT - Share Transfer Agreement (Gift) from Wenfa “Simon” Sun to Sichuan Pinshougou Enterprise Management Consulting Partnership.

STOCK TRANSFER AGREEMENT

This Stock Transfer Agreement (the "Agreement") is made and entered into as of July 21, 2020, by and between Wenfa "Simon" Sun (the "Transferor") and Sichuan Pinshougou Enterprise Management Consulting Partnership (Limited Partnership) (the "Transferee").

RECITALS

WHEREAS, Transferor owns shares of Common Stock of CAT9 (CATN) Group Inc., a Delaware corporation (the "Company"),

WHEREAS, Transferor desires to transfer to Transferee, and Transferee desires to acquire One Million Shares (1,000,000) of Transferor's shares of Common Stock of Company (the "Acquired Shares"),

AGREEMENT

In consideration of the above recitals and the mutual covenants set forth below, Transferor and Transferee agree as follows:

1. Purchase and Sale of Acquire Shares.

   Transferor hereby sells, transfers, assigns and conveys to Transferee, and Transferee hereby acquires, all of Transferor's rights, title and interest in and to the Acquire Shares. Within ten (10) business days after the execution of this Agreement and Transferor's receipt of the purchase price set forth below, Transferor shall deliver to Transferee certificates representing the Acquired Shares with necessary stock powers duly executed.

2. Gift.

   Transferor shall transfer the Acquired Shares to Transferee as a gift. Transferor and Transferee expressly acknowledge and agree, as between themselves, that the fair value for the Acquired Shares is Eighty Thousand US Dollars ($80,000 USD). Transferor and Transferee are each active in and knowledgeable about the business, products, affairs, properties, risks, liabilities and prospects of the Company and each party has made his or own independent judgment about the value of the Acquired Shares and is not relying on any representation or warranty, express or implied, about the value of the Acquired Shares or the past or future prospects of the Company. Each party assumes in full all risks of any nature whatsoever concerning the value of the Acquired Shares and each party forever and unconditionally waives any and all claims he or she may have against the other party or the Company, or the Company's officers, directors, advisors, or shareholders, based on or related to the value of the Acquired Shares.

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3. Limited Representations and Warranties of Transferor.

Transferor hereby represents and warrants to Transferee only the following: (i) that Transferor is the lawful owner of the Acquired Shares; (ii) that the Acquired Shares are duly authorized, validly issued and outstanding, fully paid and non-assessable, and issued without violation of any preemptive rights of any person; and (iii) that the Acquired Shares are free and clear of any and all claims, liens, pledges, options, prior assignments, encumbrances or other rights of third parties.

4. General Provisions.

4.1 Attorneys' Fees.

If any action is instituted by any party against another party for the purpose of determining or enforcing his or her rights under this Agreement, then the prevailing party in such action shall be entitled to recover from the other party all attorneys' fees and costs incurred in connection with the action, together with any related bankruptcy action which has the effect of staying the initial action for any period of time, and including all pre-and post-judgment enforcement, collection and appeal fees and costs.

4.2 Entire Agreement.

This Agreement dated July 21, 2020 contain the entire agreement between the parties and supersede all oral or written agreements, understandings, negotiations, correspondence and other communications with regard to the subject matter hereof, and no addition or modification of any term or provision hereof shall be effective unless set forth in writing and signed by the parties hereto.

4.3 Headings.

Headings at the beginning of each paragraph and subparagraph are solely for the convenience of the parties and are not part of this Agreement.

4.4 Heirs and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, agents, successors, and assigns.

4.5 Invalid Provision.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions, and the remaining provisions in this Agreement (including any partially unenforceable provision to the extent enforceable) shall be binding and enforceable.

5. Notices.

Notices served pursuant to any term of this Agreement must be served in writing and will be served only if it handed from one party to another in person, or if delivered to the address for service of the party in question. Notices may be served in Chinese language and translated in English.

6. Governing Law, Disputes and Arbitration.

It is agreed that:

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6.1 Given that the Transferor is a Chinese national and the Acquired Shares are his personal shares, also that the Transferee is a corporation organized under the laws of China and the principal owner is also a Chinese national, this Agreement is made under the exclusive jurisdiction of the laws of PRC China.

6.2 Disputes under this Agreement are subject to the exclusive jurisdiction of the courts of PRC China.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement:

Wenfa "Simon" Sun [TRANSFEROR]	07-21-2020 DATE
Xueyang Zhong for Sichuan Pinshougou Enterprise Management Consulting Partnership (Limited Partnership) [TRANSFEREE]	07-21-2020 DATE

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Schedule A (the Shares)

The following shall comprise the Shares:

[SCHEDULE A]

Shareholder Name (Transferor)	Name and Address of Company	Number of Shares	Class of Shares	Par Value	%Paid Up	Ticker Symbol
Wenfa "Simon" Sun	CAT9 Group Inc. Room 2001, Dading Century Square, No 387, Tianren Road, Wuhou District, Chengdu, Sichuan Province 610000, PRC China	1,000,000	Common Stock (restricted) Affiliate Status	$0.0001	100%	CATN (OTC Markets)

[SCHEDULE A2]

Shareholder Name (Transferee)	Name and Address of Company	Number of Shares	Class of Shares	Par Value	%Paid Up	Ticker Symbol
Sichuan Pinshougou Enterprise Management Consulting Partnership (Limited Partnership)	No.2908, 29 / F, Building 1, No.530, Middle Section of Tianfu Avenue, Gaoxin District, (Pilot Free Trade Zone), Chengdu City, Sichuan Province 610000, China	1,000,000	Common Stock (restricted) Affiliate Status	$0.0001	100%	CATN (OTC Markets)

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